EXHIBIT 17.2 Correspondence

From: tad ballantyne
Sent: March 15, 2013 10:31
To: David She

Subject: Re: American Lorain 8-K

David

I am fine with that response. Please note also I will send ALN the legal expense of responding to the lawsuit. I have to provide a $10,000 retainer to John O Conner (he has provided ALN counsel with a copy of his response which he filed with the court). I will forward his invoices monthly to ALN and would appreciate it if the company would promptly reimburse that expense.

Regards

Tad Ballantyne